UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Lee Ann Stevenson
Secretary
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

David Feirstein, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4861

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), with the Securities and Exchange Commission on September 11, 2017, as previously amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Mercury Merger Sub, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Harland Clarke Holdings Corp., (“Parent”), a Delaware corporation, to purchase all of the outstanding shares of MaxPoint’s common stock, par value of $0.00005 per share (the “Shares”), at a purchase price of $13.86 per Share, net to the Company’s stockholders in cash, less any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to Be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection after the subsection entitled “Certain Litigation”:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City Time, on October 6, 2017. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 5,431,026 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 79.8% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer and pursuant to the terms of the Merger Agreement, Parent and Purchaser effected the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company as treasury stock and by a stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) has been converted automatically into the right to receive an amount of cash equal to $13.86 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. All Shares converted into the right to receive such payment have been canceled and no longer exist. All Shares will be delisted from the NASDAQ and the Company’s common stock will be deregistered under the Exchange Act.

The full text of the press release issued on October 9, 2017, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.

Parent’s subsidiary Valassis issued a press release on October 10, 2017 announcing the completion of the acquisition of MaxPoint. The press release is furnished hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 40 immediately following the Exhibit listed as Exhibit (a)(5)(G) the Exhibit as follows:

“(a)(5)(H) Press Release issued by MaxPoint on October 9, 2017 announcing the results of the Offer.”

“(a)(5)(I) Press Release of Valassis, dated October 10, 2017 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 4 to the Schedule TO of Mercury Merger Sub, Inc. and Harland Clarke Holdings Corp., filed with the SEC on October 10, 2017.)”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MaxPoint Interactive, Inc.

By:	/s/ Lee Ann Stevenson
Lee Ann Stevenson
Secretary

Dated: October 10, 2017